THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

PROPOSED ADOPTION OF H SHARE APPRECIATION RIGHTS SCHEME
PROPOSED APPOINTMENT OF DIRECTORS
PROPOSED AMENDMENT OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

Notices convening the EGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Wednesday, 30 November 2011 are set out on pages 46 to 48 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

14 October 2011

CONTENTS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding directly and indirectly approximately 53.07% equity interest in the Company
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened and held on 30 November 2011
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"H Shares"	H shares of book value of RMB1.00 each in the share capital of the Company which are listed on the Main Board of the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Incentive Recipients"	certain Directors, senior management and employees of the Company who will be proposed to be granted the Share Appreciation Rights
"Latest Practicable Date"	12 October 2011, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"SASAC"	State-owned Assets Supervision and Administration Commission of the State Council
"Scheme"	the H Share Appreciation Rights Scheme to be adopted by the Company for certain Directors, senior management and employees of the Company
"Share Appreciation Right(s)"	the share appreciation rights granted under the Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to specific timeframe and conditions
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Directors:

Non- Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Wang Quan Hua

Executive Directors:
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Gong Hua Zhang
Wei Jin Cai
Ning Xiang Dong

Supervisors:
Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

14 October 2011

To the Shareholders

Dear Sir or Madam,

PROPOSED ADOPTION OF H SHARE APPRECIATION RIGHTS SCHEME
PROPOSED APPOINTMENT OF DIRECTORS
PROPOSED AMENDMENT OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

(1) INTRODUCTION

The purpose of this circular is to provide you with, among other things, further details of (i) the Scheme; (ii) the proposed appointment of Directors; (iii) the proposed amendment of the "Administrative Measures on Remuneration of Directors"; and (iv) the notice of the EGM.

(2) PROPOSED ADOPTION OF THE SCHEME

Reference is made to the announcement of the Company dated 29 September 2011 in relation to the intention of adopting the Scheme to provide medium to long term incentive to certain Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group. The Scheme has been approved by SASAC and is still subject to the Shareholders' approval at the EGM.

A summary of the major terms of the proposed Scheme is set out below.

Effective date of the Scheme	the date on which the Scheme is approved by the Shareholders at the EGM
Duration	ten years from the effective date of the Scheme
Incentive Recipients	Directors, senior management and employees of the Company who are important to the strategic mission and business development of the Company
Maximum limit of Share Appreciation Rights to be granted	10% of the entire issued share capital of the Company as at the effective date of the Scheme
Exercise price	subject to final decision of the Board, the higher of (i) the closing price of the H Share as at the date of the grant of the Share Appreciation Rights; (ii) the average closing price of the H Share of the five trading days immediately preceding the date of grant of the Share Appreciation Rights; and (iii) the par value of the H Share
Effective date of grant	as determined by the Board and informed to the Incentive Recipients
Exercise period	as determined by the Board and in any event not longer than six years from the effective date of grant of the Share Appreciation Rights

Further details regarding the Scheme are set out in Appendix I to this circular.

Reasons for adopting the Scheme

The Directors are of the view that the Scheme will be able to provide medium to long term incentive to the Directors, senior management, managerial personnel and key technical of the Company and promote the continuous development of the business of the Group; and considers that the proposed terms and conditions of the Scheme are fair and reasonable.

Initial Grant under the Scheme

The Board proposed that approximately 24.8 million of the initial Share Appreciation Rights (the "Initial Grant") be granted to 119 persons, comprising seven Directors, 12 senior management and 100 managerial personnel and key technical, upon satisfaction of the initial granting conditions, subject to the approval of the Scheme and the Initial Grant by the Shareholders at the EGM. The Incentive Recipients and their entitlements have been proposed by the Remuneration and Evaluation Committee of the Board in accordance with the conditions of grant stipulated under the Scheme.

List of grantees of the Initial Grant

(a) Directors and senior management

Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to the total issued H Shares capital	The proportion of shares granted to total issued shares capital	The proportion of shares granted to total shares granted under the Initial Grant
Si Xian Min	Chairman of the Board	38	0.0136%	0.0039%	1.532%
Tan Wan Geng	Director, President	38	0.0136%	0.0039%	1.532%
Wang Quan Hua	Director	36	0.0129%	0.0037%	1.452%
Yuan Xin An	Candidate for Director	36	0.0129%	0.0037%	1.452%
Zhang Zi Fang	Director	36	0.0129%	0.0037%	1.452%
Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	34	0.0122%	0.0035%	1.371%
Chen Zhen You	Director	34	0.0122%	0.0035%	1.371%
Ren Ji Dong	Executive Vice President	34	0.0122%	0.0035%	1.371%

Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to the total issued H Shares capital	The proportion of shares granted to total issued shares capital	The proportion of shares granted to total shares granted under the Initial Grant
He Zong Kai	Executive Vice President	34	0.0122%	0.0035%	1.371%
Liu Qian	Executive Vice President	34	0.0122%	0.0035%	1.371%
Dong Su Guang	Executive Vice President	34	0.0122%	0.0035%	1.371%
Chen Gang	Executive Vice President	34	0.0122%	0.0035%	1.371%
Che Shang Lun	The president of Xiamen Airlines Company Limited	34	0.0122%	0.0035%	1.371%
Cheng Yong	The president of China Southern Airlines Beijing Branch	34	0.0122%	0.0035%	1.371%
Zhang Zheng Rong	Chief Pilot	32	0.0114%	0.0033%	1.290%
Hu Chen Jie	Chief Information Officer	32	0.0114%	0.0033%	1.290%
Su Liang	Chief Economist	32	0.0114%	0.0033%	1.290%
Chen Wei Hua	Chief Legal Adviser	32	0.0114%	0.0033%	1.290%
Xie Bing	Secretary to the Board	31	0.0111%	0.0032%	1.250%
Total	19	649	0.2322%	0.0661%	26.17%

(b) Managerial personnel and key technical

Personnel hierarchy	Number of personnel	Average number of shares granted per person (Ten thousands shares)	Total number of shares granted in each hierarchy level (Ten thousands shares)	Proportion of total amount of shares granted in each hierarchy level to total issued H Shares	Proportion of total amount of shares granted in each hierarchy level to total amount of shares in issue of the Company	Proportion of total amount of shares granted in each hierarchy level to total amount of share appreciation rights granted during the period
Assistants to President and Deputy Chief Pilot	3	26	78	0.03%	0.01%	3.15%
Heads of 1st type branches	7	26	182	0.07%	0.02%	7.34%
Heads of 2nd type branches, subsidiaries and Shanghai Base	28	19	532	0.19%	0.05%	21.45%
Heads of divisions stationed in Baiyun Airport	19	19	361	0.13%	0.04%	14.56%
Heads of marketing committee	2	19	38	0.01%	0.00%	1.53%
Heads of management departments in headquarters	21	17	357	0.13%	0.04%	14.40%
Deputy heads of marketing committee	6	15	90	0.03%	0.01%	3.63%
Heads of principal departments in marketing committee	9	14	126	0.05%	0.01%	5.08%
Heads of principal Sales Office	2	14	28	0.01%	0.00%	1.13%
Heads of principal offices	3	13	39	0.01%	0.00%	1.57%
Total	100	–	1,831	0.66%	0.19%	73.83%

Further details of the Initial Grant are set out in Appendix II to this circular.

General

Pursuant to the Scheme, the Incentive Recipients will be granted certain Share Appreciation Rights. Each unit of Share Appreciation Rights is notionally linked to one H Share and represents the rights conferred to the relevant Incentive Recipient to receive in cash stipulated earnings from the increase in market share price of the relevant H Share. However, no H Shares will actually be issued to any Incentive Recipient. The Scheme does not involve the grant of options over new Shares or other new securities issuable by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the regulations of Chapter 17 of the Listing Rules.

The above lists of Incentive Recipients and their entitlements for the Initial Grant were proposals only as at the Latest Practicable Date, and the Board currently plans to determine the date of grant for the Initial Grant after the Scheme and the Initial Grant have been approved at the EGM, and further announcement will be made by the Company accordingly. As at the Latest Practicable Date, the proposed grant of the Share Appreciation Rights to the Directors had been approved by the independent non-executive Directors and no Incentive Recipients of the Initial Grant holds more than 5% of the Shares carrying voting rights in the Company.

H Share Appreciation Rights Scheme and the Initial Grand under the H Share Appreciation Rights Scheme are subject to the Shareholders' approval at the EGM. In addition, to ensure the smooth implementation of the Scheme and the Initial Grand, the grant of authority to the Board to deal with the relevant matters of H Shares Appreciation Rights Scheme is also subject to the Shareholders' approval at the EGM.

(3) PROPOSED APPOINTMENT OF DIRECTORS

According to the articles of association of the Company and the relevant listing rules, (1) the nomination of Mr. Yuan Xin An as a non-executive Director of the Sixth Session of the Board; and (2) the nomination of Mr. Liu Chang Le as an independent non-executive Director of the Sixth Session of the Board, shall be submitted to the EGM for consideration and approval by the Shareholders.

(1) The biographical details of Mr. Yuan Xin An are as follows:

Mr. YUAN Xin An, aged 54, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. He began his career in December 1976. Mr. Yuan served as the Vice President of Engineering Department of China Southern Airlines Company Limited; the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd.; the Chief Engineer and the President of Engineering Department of China Southern Airlines Company Limited; and the Executive Vice President of China Southern Airlines Company Limited from April 2002 to June 2007. Mr. Yuan has served as the Executive Vice President of China Southern Airlines Company Limited since September 2007; also the Chief Legal Adviser of CSAHC from July 2008. Mr. Yuan Xin An is also the Chairman of Southern Airlines

(Group) Import and Export Trading Company Limited, the Chairman of China Southern Airlines Group Construction and Development Company Limited, the Chairman of MTU Maintenance Zhuhai Co., Ltd., the Chairman of Dalian Acacia Town Villa Co., Ltd., the Chairman of Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

As at the Latest Practicable Date, saved as disclosed, Mr. Yuan had not held any directorships in other publicly listed companies in the last three years. If Mr. Yuan is appointed as a non-executive Director, he will enter into a service contract with the Company and will hold his directorship for the remaining term of the Sixth Session of the Board.

Pursuant to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited", the annual basic emolument of a director is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB199,000 for a non-executive director. Further details of the emolument for directors have been disclosed in the circular of the Company dated 14 May 2009.

As at the Latest Practicable Date, save as disclosed, Mr. Yuan did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

(2) The biographical details of Mr. Liu Chang Le are as follows:

Mr. LIU Chang Le, aged 59, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the chairman and chief executive officer of Phoenix Satellite Television Company Limited since 1996 and the chairman and chief executive officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include "Wiseman of the Media Industry", "the Most Innovative Chinese Business Leaders in the Asia Pacific Region", "the Most Entrepreneurial Chinese Business Leaders", and has been awarded the "Robert Mundell Successful World CEO Award", the "Man of Year for Asia Brand Innovation Award", the "Person of the Year" award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences, for five consecutive years. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of "World Chinese-language Media Co-operation Alliance" in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010.

Mr. Liu is also a member of the Tenth and the Eleventh National Committee of the Chinese People's Political Consultative Conference, and currently serves as the Vice

Chairman of the Subcommittee on Education, Science, Culture, Health and Sport, of the Eleventh National Committee of the Chinese People's Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region.

As at the Latest Practicable Date, saved as disclosed, Mr. Liu had not held any directorships in other publicly listed companies in the last three years. If Mr. Liu is appointed as an independent non-executive Director, he will enter into a service contract with the Company and will hold his directorship for the remaining term of the Sixth Session of the Board.

Pursuant to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" (pls refer to amendment below), the annual basic emolument of a director is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB150,000 for an independent non-executive director. Further details of the emolument for independent non-executive directors have been disclosed in the circular and this announcement of the Company.

As at the Latest Practicable Date, save as disclosed, Mr. Liu did not have any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company and did not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There are no other matters that need to be brought to the attention of holders of securities of the Company in connection with Mr. Yuan and Mr. Liu's proposed appointment. The Company also confirms that there is no information relating to Mr. Yuan and Mr. Liu's proposed appointment that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

(4) PROPOSED AMENDMENT OF ADMINISTRATIVE MEASURES ON REMUNERATION OF DIRECTORS

The Board proposed to amend the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited" as follows:

"Article 15 The independent non-executive Directors receive annual remuneration of RMB150,000."

According to the articles of association of the Company and the relevant listing rules, the amendment shall be submitted to the EGM for consideration and approval by the Shareholders.

(5) EGM

The EGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province,

the PRC at 9:30 a.m. on Wednesday, 30 November 2011 to consider and, if thought fit, approve resolutions proposed at the EGM (as set out in the notice of the EGM on pages 46 to 48 of this circular).

The proxy form for use at the EGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

(6) CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 29 October 2011 to 30 November 2011, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify to attend the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 28 October 2011.

(7) RESPONSIBILITY STATEMENTS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters s the omission of which would make any statement herein or this circular misleading.

(8) RECOMMENDATIONS

The Board considers that the resolutions proposed at the EGM (as set out in the notice of the EGM on pages 46 to 48 of this circular) are in the best interests of the Company and its Shareholders as a whole. and recommend the Shareholders to vote in favour of the resolutions at the EGM accordingly.

By Order of the Board
Si Xian Min
Chairman

The following is a summary of the principal terms of the Scheme to be approved and adopted at the EGM. It does not form part of, nor is it intended to be part of, the terms of the Scheme and it should not be taken as affecting the interpretation of the terms of the Scheme.

1. DEFINITIONS

In the Scheme, the following expressions shall have the meanings set out below:

"the Scheme"	the H Share Appreciation Rights of China Southern Airlines Company Limited, hereinafter referred to as "Share Appreciation Rights Scheme"
"the Company"	China Southern Airlines Company Limited, hereinafter referred to as "China Southern Airlines", "the Company", "Listed Company"
"Share(s)"	ordinary share(s) of RMB1.00 each of the Company, also referred to as "Ordinary Share"
"Tradable H Share(s)"	the issued ordinary share(s) being traded on the Stock Exchange, also referred to as "H Shares"
"Share Appreciation Rights"	also referred to as "Appreciation Rights". The rights conferred to the Incentive Recipients by the Company to receive stipulated earnings from the increase in share price, subject to specific timeframe and conditions. The Incentive Recipients are entitled to exercise or give up such rights, but such rights cannot be transferred, pledged or used to repay debt
"Units of Share Appreciation Rights"	the basic unit in appreciation on the Tradable H Shares to be obtained under the Scheme
"Scheme Effective Date"	the date as stipulated in 4.1 of Clause 4 of the Scheme
"Scheme Period"	the period as stipulated in 4.2 of Clause 4 of the Scheme
"Board"	the board of Directors of the Company
"Supervisory Committee"	the supervisory committee of the Company

"Executive Director(s)"	director(s) holding any executive positions as an employee who has entered into an employment contract with the Company and is entitled to monthly remuneration
"Supervisor(s)"	the member(s) of the Supervisory Committee
"Remuneration and Evaluation Committee"	the special committee established under the Board, the members of which are directors and shall be appointed by the Board
"Employees"	employees of the Company who have entered into employment contracts with the Company for a term of one year or more than one year
"Grantee(s)"	employee(s) who has/have been granted Share Appreciation Rights under the Scheme
"Date of Grant"	the date when the Share Appreciation Rights are granted to the grantee(s) pursuant to the Scheme
"Effective Date of Share Appreciation Rights"	the date(s) in respect of part or all the granted Share Appreciation Rights on or after which the holder(s) of such Share Appreciation Rights is/are entitled to the gain based on the difference between the market price on the Exercise Date and Exercise Price according to the Restriction Schedule under the Scheme
"Exercise Date"	the date on which Share Appreciation Rights can be exercised at the Exercise Price
"Exercise"	the exercise of Share Appreciation Rights
"Lapse Date"	the date on which the Share Appreciation Rights as provided in this Scheme shall lapse
"Effective Period"	the period from the Date of Grant to the Lapse Date of Share Appreciation Rights
"Lock-up Period"	the period from the Date of Grant of the Share Appreciation Rights until the Effective Date, during which no Share Appreciation Rights shall be exercised

"Restriction Schedule"	an arrangement allowing Share Appreciation Rights granted in one batch to be effective by batches in different times or to be effective in one batch in the same time
"Window Period"	the period during which a Grantee shall be allowed to exercise valid Share Appreciation Rights. Such period shall be subject to the relevant requirements of the Stock Exchange
"Fair Market Price"	the fair market price of the Tradable H Share on a particular Trading Day is referred to the closing price of H Share on the Stock Exchange on such day, unless otherwise determined by the Scheme
"Trading Day"	the date the Stock Exchange is open for trading marketable securities
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Termination of employment"	the termination of the employment relationship between Employees and the Company
"Incapability"	the permanent and total disability to work
"Retirement"	retirement, including normal retirement and early retirement
"Transfer"	a transfer from existing position beyond the control of an Employee which must be complied with unconditionally. Any other transferred personnel should not be treated as a transfer, and should be treated as a leave
"Misconduct"	any acts considered and proven by the Company that materially and adversely affect the Company's interests; or purposely disclose confidential information of the Company to its competitors or to the public; or interrupt or destroy the Company's relationship with its major suppliers or customers for personal interests or damaging the interests of the Company; or other conducts which seriously damage the interests of the Company
"Material Fault"	any criminal offence convicted; acts violating the applicable state or local laws and regulations or causing material losses to the Company

2. PURPOSE OF THE SHARE APPRECIATION RIGHTS SCHEME

The purpose of the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited" is to establish a long-term incentive mechanism closely linked to the operating performance and long-term strategies of the Company, so as to optimize the overall remuneration structure and create a competitive advantage in human resources which will contribute to the long-term and sustainable growth of the operating results of the Company. The Company expects to:

i establish a long-term incentive mechanism that links the remuneration of the senior management and key personnel of the Company with the operating results of the Company so as to ensure recipients of incentives are acting in line with the strategic objectives of the Company and to contribute to the accomplishment of the Company's long-term strategic objectives;

ii link closely the interests of the shareholders with those of the senior management of the Company through share incentives with an aim to maximise shareholders' value; and

iii ensure competitiveness of the remuneration package offered by the Company in the domestic human resources market, so as to attract, retain and motivate the key personnel required for the accomplishment of the strategic objectives of the Company.

3. BASIS FOR DETERMINATION OF INCENTIVE RECIPIENTS AND THE SCOPE OF INCENTIVE RECIPIENTS

3.1 Basis for Determination of Incentive Recipients

Depending on their importance to the business development of the Company, Incentive Recipients primarily include key personnel in key positions necessary for the accomplishment of the strategic objectives of the Company. In this respect, the specific number of Incentive Recipients and that of the Share Appreciation Rights to be granted shall be subject to adjustment depending on the changes in development of the Company's business and the performance assessment results of the relevant individuals. The Board shall have the right to make the final decision.

3.2 Scope of Incentive Recipients

In principle, recipients of the Share Appreciation Rights shall include:

i. the Directors (excluding independent non-executive Directors) of the Listed Company;

ii. the senior management of the Company who have assumed leading responsibilities with respect to decision-making, operations and management of the Company, including the President, Executive Vice President, Financial Controller (including any other persons who have to perform the above-mentioned duties), Chief Pilot, Chief Engineer, Chief Information Officer, Chief Economists, Chief Legal Adviser, Secretary to the Board and other persons stipulated in the Articles of Association of the Company; and

iii. the managerial personnel and key technical of the Company as determined by the Board based on the characteristics and development needs of the Company.

3.3 Participation of Specified Persons in the Scheme and Restrictions on Grant of Share Appreciation Rights to Specified Persons

i. According to the Scheme, the grant of Share Appreciation Rights to any Director, chief executives or any of their respective associates (as defined in the Listing Rules) shall be subject to the approval of the independent non-executive Directors of the Company.

ii. On the Date of Grant, any person who holds more than 5% of the Shares carrying voting rights in the Company shall not participate in the Scheme unless approved by the shareholders' general meeting.

iii. Where a person in charge of the parent company (being the controlling company) of the Company holds office in the Company, such person is entitled to participate in the Scheme on the condition that he/she may participate in the share appreciation rights scheme of only one listed company.

iv. The scope of the Incentive Recipients shall be conclusively determined by and construed according to the interpretations of the Board.

v. The Supervisors and independent non-executive Directors of the Listed Company, shall not participate in the Scheme.

4. SCHEME PERIOD

4.1 The Effective Date of the Share Appreciation Rights Scheme

The implementation of the Scheme is conditional on the fulfilment of the following conditions: (i) approval being granted by the SASAC; and (ii) the Scheme being approved and adopted at a shareholders' general meeting of the Company by way of a resolution.

The Effective Date of the Scheme shall be the date on which the above conditions are fulfilled.

Prior to the Effective Date, the Company shall not grant any Share Appreciation Right, nor is anyone entitled to any right or benefit under the Scheme.

4.2 Effective Period of the Share Appreciation Rights Scheme

The Scheme shall be valid for a period of ten (10) years commencing on the Effective Date. Upon the expiry of the Scheme, the Board shall not grant any Share Appreciation Rights pursuant to the Scheme. However, other provisions under the Scheme shall remain in full force and effect in all aspects. For the avoidance of doubt, to exercise any Share Appreciation Right granted before the Effective Period of the Share Appreciation Rights Scheme, Share Appreciation Rights granted under the Scheme which have become effective shall remain valid, while those granted but not yet effective shall continue to be subject to the Restriction Schedule on exercise and other relevant provisions under the Scheme.

5. GRANT OF SHARE APPRECIATION RIGHTS

5.1 Maximum Number of Share Appreciation Rights to be Granted

The maximum number of Share Appreciation Rights to be granted shall not exceed ten percent (10%) of the total issued share capital of the Company.

If any grant of Share Appreciation Rights would render:

i. the number of units of Share Appreciation Rights (number of shares) granted or to be granted under the Scheme to exceed ten per cent (10%) of the total issued share capital of the Company, the Company shall not offer or grant any Share Appreciation Rights under the Scheme;

ii. the number of Share Appreciation Rights (including exercised and outstanding) granted to a particular person during the Effective period of the Scheme to exceed one percent (1%) of the total issued share capital of the Company, the Company shall not grant any more Share Appreciation Rights to such person under the Scheme.

Without prejudice to the maximum number as set out in the previous paragraph, the number of Share Appreciation Rights to be granted to any person may be adjusted with reference to the performance appraisal of such person.

5.2 Time Limit on the Grant and Exercise of Share Appreciation Rights

The Board shall not grant Share Appreciation Rights to employees after a price-sensitive event has occurred or if a price-sensitive matter may arise as an outcome of a resolution, until such time that the price-sensitive information has been announced or disclosed pursuant to the disclosure requirements of the Listing Rules of the Stock Exchange. No Share Appreciation Rights granted shall be exercised by a holder of such Share Appreciation Rights who has become aware of such price-sensitive information until the relevant announcement has been made.

No grant or exercise of Share Appreciation Rights shall be made within one month immediately preceding the earlier of:

i the date of a Board meeting for the approval of the annual results, half-year results, quarterly results or other interim results; and

ii the deadline by which the Company is required by the Listing Rules to publish its annual results, half-year results, quarterly results or other interim results.

Such time limit shall end on the actual announcement date. The time limit on the grant and exercise of Share Appreciation Rights shall include the period for which the publication of results is postponed.

5.3 Confirmation of Grant of Share Appreciation Rights

Grant of Share Appreciation Rights shall be notified to the Grantee in written form as decided by the Board. A notice of grant shall specify the time of grant, quantity, exercise price, conditions to be fulfilled by the Grantee for holding the Share Appreciation Rights, and the principal terms of the Scheme.

If a Grantee fails to accept the grant in accordance with the procedures as set out on the notice of grant within the prescribed time, the offer shall be deemed as unaccepted and shall become void.

6. PRINCIPAL TERMS AND CONDITIONS

6.1 Determination of the Exercise Price

The Exercise Price of the Share Appreciation Rights shall be determined with reference to the Fair Market Price pursuant to the Listing Rules. The Exercise Price of the Share Appreciation Rights shall be determined by the Board and notified to the Grantee, which shall be the highest of the following:

i The closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange on the Date of Grant;

ii The average closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange for five consecutive trading days prior to the Date of Grant; or

iii The par value of the H Shares.

6.2 Effective Period of the Share Appreciation Rights

The Share Appreciation Rights granted under the Scheme shall be valid for six (6) years from the Date of Grant. Upon expiry of the Effective Period, the outstanding Share Appreciation Rights will automatically lapse and shall not be exercised retrospectively.

6.3 Effective Period Arrangement

All Grantees of Share Appreciation Rights under the Scheme shall not exercise their rights within two years from the Date of Grant. The Share Appreciation Rights shall become effective in the following manner and in the proportion set out in Clause 6.4:

i. By the end of the second anniversary (24 months) from the Date of Grant, one third of the Share Appreciation Rights being granted to each Grantee under one grant shall become Effective;

ii. By the end of the third anniversary (36 months) from the Date of Grant, one third of the Share Appreciation Rights being granted to each grantee under one grant shall become Effective;

iii. By the end of the fourth anniversary (48 months) from the Date of Grant, the remaining one third of the Share Appreciation Rights being granted to each grantee under one grant shall become Effective.

Only the Share Appreciation Rights which have become effective may be exercised. The portion which has not become effective shall not be exercised.

6.4 Performance-based Effective Conditions of the Share Appreciation Rights

In addition to the Effective Period arrangement described in Clause 6.3, the Board shall have the right to set particular performance indicators and targets, and use the same, subject to approval at a Shareholders' general meeting, as additional vesting conditions for the Share Appreciation Rights, and adjust the number of Share Appreciation Rights to become effective with reference to the satisfaction of performance-related criteria. Specific performance-related criteria shall be determined and notified to the employees by the Board upon the grant of Share Appreciation Rights. The Board shall have the right of interpretation of the performance related criteria for Share Appreciation Rights to become effective. The performance-based effective conditions shall not be freely amended. In case of special circumstances, the consent from state-owned assets supervision and administration regulatory authority shall be obtained for such amendment.

6.5 Cancellation of Exercise of Share Appreciation Rights

The Board shall have the right to cancel any exercisable Share Appreciation Rights in any particular year by way of a resolution if any of the following events happen to the Company:

i. the results of the annual performance appraisal of the Company fails to meet the criteria set out in the Scheme;

ii. the registered accountant has issued a qualified opinion or a disclaimer of opinion on the financial statements for that year; or

iii. the Supervisory Committee or the audit department has raised significant disagreement with the results or the annual financial statements of the Company.

7. EXERCISE OF THE SHARE APPRECIATION RIGHTS

7.1 Timing for Exercise

Under the Scheme, the Share Appreciation Rights may be exercised on any date which does not fall within any trading-sensitive period (or other Lock-up Period (if applicable)) as stipulated by the Stock Exchange within the Effective Period of the Share Appreciation Rights. Meanwhile, the timing for exercise must also comply with the relevant requirements of the Company.

7.2 Procedures of Exercise

Upon the satisfaction of the exercise conditions for the Share Appreciation Rights, the Company shall consolidate the Exercise of the Incentive Recipients on a valid Exercise Date (or within the Window Period) according to the following procedures for the confirmation of Exercise:

i. The Board shall determine the Exercise Date (or the Window Period) and the amount of rights that can be exercised by the Incentive Recipients. The Exercise Date must be a Trading Day of the Stock Exchange.

ii. The number of Share Appreciation Rights being requested for exercise by the Grantee must be less than or equal to the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights. If the number of rights being requested for exercise exceeds the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights, the department responsible for management of the Share Appreciation Rights of the Company or a third party administrative agency of Share Appreciation Rights entrusted by the Company is entitled to adjust the number of Share Appreciation Rights being requested for exercise to the number of effective Share Appreciation Rights specified on his/her certificate.

iii. If the closing price of H Shares on the intended Exercise Date is higher than the exercise price of the Share Appreciation Rights, the fair market value at the time of exercise shall be the closing price of that Trading Day. Upon completion of exercise, the Company shall promptly issue a confirmation of exercise to the Grantee within one (1) week thereafter, and shall pay the actual gains (after tax) to the exerciser within two (2) weeks.

7.3 Calculation of the Gains on the Exercise of the Share Appreciation Rights

Actual gains on the exercise of Share Appreciation Rights = (Fair Market Price of H Shares on the date of exercise – exercise price) x number of Share Appreciation Rights exercised – individual income tax payable.

7.4 Administration on the Gains on the Exercise of the Share Appreciation Rights

If an Incentive Recipient is also a member of senior management of the Company, the cash payments to this Incentive Recipients shall be deposited into a dedicated account established by the Company for this Incentive Recipient and at least 20% of the cash gained from the exercise of the Shares Appreciation Rights shall not be withdrawn until such Incentive Recipient successfully passes the performance appraisal after the expiration of his/her term of office/duty.

8. TRANSFER OF SHARE APPRECIATION RIGHTS

8.1 Non-negotiable Share Appreciation Rights

The Share Appreciation Rights shall belong to the Grantee and shall not be transferred. The Grantee shall not sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Share Appreciation Rights or enter into any agreement to do any of the foregoing, and shall not create or hamper any interest of a third party directly or indirectly related to the Share Appreciation Rights. If a Grantee is in violation of the aforesaid provisions, the Share Appreciation Rights being transferred shall become void automatically. The Company is also entitled to forfeit any remaining Share Appreciation Rights held by such Grantee (to the extent of outstanding).

9. TREATMENT UNDER SPECIAL CIRCUMSTANCES

9.1 When any one of the following situations occurs, the Share Appreciation Rights already becoming effective shall be exercised by the Incentive Recipients within 6 months. The outstanding Share Appreciation Rights after the expiry of the aforesaid period shall lapse and the Share Appreciation Rights not yet becoming effective shall lapse forthwith:

i. The Grantee determines his or her employment relationship with the Company as he/she retires and will not be employed by competitors after his or her Retirement;

ii. The Grantee determines his or her employment relationship with the Company due to Transfer. Transfer means his or her supervisory department of the Company issues a transfer order and the personnel should be unconditionally subject to this Transfer and shall be transferred from the Company or a subsidiary;

iii. The Grantee determines his or her employment relationship with the Company due to Company reasons (including redundancy, changes in business, etc.) and does not commit any Material Fault or Misconduct;

iv. The Grantee becomes incapacitated and determines his or her employment with the Company;

v. Death of the Grantee (the Share Appreciation Rights to be exercised by his or her legal successors as stipulated in laws).

9.2 All the outstanding Share Appreciation Rights shall lapse forthwith when any one of the following occurs:

i. The Grantee is employed by a competitor of the Company after determining the employment relationship with the Company due to Retirement;

ii. The Grantee voluntarily resigns from office during the valid term of his or her employment contract entered into with the Company;

iii. The employment contract of the Grantee is not renewed after expiration;

iv. The Grantee is no longer within the scope of Incentive Recipients prescribed under the Scheme due to incompetence in performing his or her duties or failure to reach the pass grade in performance appraisal, fault or Misconduct;

v. The Grantee becomes an independent Director, Supervisor of the Company or other persons prescribed by the securities regulatory authorities who are ineligible for the Scheme;

vi. The Grantee is dismissed by the Company due to Material Fault or non-compliance.

9.3 Change in control of the Company

"Change in control" refers to the occurrence of any one of the following:

i. A change in the largest shareholder of the Company as registered with China Securities Depository and Clearing Corporation Limited;

ii. The replacement of half or above of the members of the Board approved by way of voting at the general meeting prior to the expiry of their terms of office.

If a change in control occurs, all the Share Appreciation Rights already granted but outstanding cannot be exercised acceleratively, which instead, shall be conducted in accordance with the pre-set effective arrangement.

10. ADJUSTMENT TO THE SHARE APPRECIATION RIGHTS

In the event of any change in the Company's shareholding structure (limited to a capitalisation of profits or reserves, rights issue, subdivision or consolidation of Shares or reduction of capital) whilst any Share Appreciation Rights remain exercisable, the Board has the right to make corresponding adjustment to the exercise price of the Share Appreciation Rights (if not exercised) granted under this Scheme and/or the number of Share Appreciation Rights, provided that any decision made by the Board is subject to approval at a general meeting of the Company. Any adjustment shall give a Grantee the same gains to which he is entitled from the share appreciation as before. However, no adjustment is necessary if the change in the Company's shareholding structure arises from an issue of equity as a consideration in a transaction.

An independent financial adviser to or the auditors for the time being of the Company shall issue a written opinion to the Board in respect of such adjustments (if any), confirming such adjustments are fair and reasonable. All costs in connection with the independent financial adviser or the auditors shall be borne by the Company.

11. MODIFICATION AND TERMINATION OF THE SCHEME

11.1 Modification of the Scheme

With respect to the Grantees who have accepted Share Appreciation Rights under the Scheme, in case of modification or suspension of the Scheme, no changes or impairment may be made or caused to the rights and obligations previously attached to such Grantees without their prior consent (except for Clause 6.5 above). Subject to the foregoing conditions, the Board can make modifications to the Scheme as they deemed necessary in the following manner:

i. Make adjustments to Share Appreciation Rights to conform to new requirements due to any change in applicable laws and policies or the introduction of a new implementation scheme;

ii. Select and decide on grantees of Share Appreciation Rights in a regular or irregular manner;

iii. If the time is favourable for implementing other equity incentive plans, to decide whether and to what extent other equity incentives under new plans be granted to participants of the Scheme and how to convert from equity incentives granted under the Scheme to the same under new plans.

However, the adoption of the following modifications shall be void and null without the approval from the shareholders representing more than two-thirds of the voting rights. Such modifications include:

i. Transfer of Share Appreciation Rights;

ii. Restrictions on the scope of grant of Share Appreciation Rights;

iii. Restrictions on the number of Share Appreciation Rights to be granted;

iv. Restrictions on the exercise of Share Appreciation Rights;

v. Rights of holders of Share Appreciation Rights on winding-up;

vi. Adjustment to the exercise price of Share Appreciation Rights;

vii. Exercise period of Share Appreciation Rights(or any specific period) or the term of the Share Appreciation Rights Scheme;

viii. Any terms substantially favourable to the Grantee.

If relevant laws, regulations, agreements or the Stock Exchange require that approval must be obtained from the Shareholders' General Meeting and/or the Stock Exchange before making certain modifications to the Scheme, the Board shall obtain such approval.

11.2 Termination of the Scheme

The Scheme will automatically terminate upon expiry of the Effective Period. The Board has the right to decide an early termination of the Scheme. In the event the Board decides to terminate the Scheme before its expiry, the Company shall cease to grant any Share Appreciation Rights pursuant to the Scheme. Unless otherwise stated, the Share Appreciation Rights granted prior to the termination of the Scheme shall remain valid and continue to be exercisable pursuant to the provisions thereof.

The Scheme was originally drafted in Chinese and the English translation of the Scheme is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

Detailed information in relation to the Initial Grant under the Scheme, including the information of the Incentive Recipients, the number of Shares Appreciation Rights to be granted to the Incentive Recipients, the terms of exercise, etc is set out in this appendix. The grant of the Share Appreciation Rights to the Directors and senior management members of the Company has been approved by the independent non-executive Directors.

1. DEFINITIONS

For the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines, the following expressions shall have the meanings set out below:

"the Scheme"	the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited
"the Company"	China Southern Airlines Company Limited, hereinafter referred to as "China Southern Airlines", "the Company", "Listed Company"
"Share(s)"	ordinary share(s) of RMB1.00 each of the Company, also referred to as "Ordinary Share"
"Tradable H Share(s)"	the issued ordinary share(s) being traded on the Stock Exchange, also referred to as "H Shares"
"Share Appreciation Rights"	also referred to as "Appreciation Rights". The rights conferred to the Incentive Recipients by the Company to receive stipulated earnings from the increase in share price, subject to specific timeframe and conditions. The Incentive Recipients are entitled to exercise or give up such rights, but such rights cannot be transferred, pledged or used to repay debt
"Units of Share Appreciation Rights"	the basic unit in appreciation on the tradable shares of the Company to be obtained under the Scheme
"Board"	the board of Directors of the Company
"Supervisory Committee"	the supervisory committee of the Company
"Executive Director(s)"	director(s) holding any executive positions as an employee who has entered into an employment contract with the Company and is entitled to monthly remuneration

"Supervisor(s)"	the member(s) of the Supervisory Committee
"Remuneration and Evaluation Committee"	the special committee established under the Board, the members of which are directors and shall be appointed by the Board
"Employees"	employees of the Company who have entered into employment contracts with the Company for a term of one year or more than one year
"Grantee(s)"	employee(s) who has/have been granted Share Appreciation Rights under the Scheme
"Date of Grant"	the date when the Share Appreciation Rights are granted to the Grantee(s) pursuant to the Scheme
"Effective Date of Share Appreciation Rights"	the date(s) in respect of part or all the granted Share Appreciation Rights on or after which the holder(s) of such Share Appreciation Rights is/are entitled to the gain based on the difference between the market price on the Exercise Date and Exercise Price according to the Restriction Schedule under the Scheme
"Exercise Date"	the date on which Share Appreciation Rights can be exercised at the Exercise Price
"Exercise"	the exercise of Share Appreciation Rights
"Lapse Date"	the date on which the Share Appreciation Rights as provided in this Scheme shall lapse
"Effective Period"	the period from the Date of Grant to the Lapse Date of Share Appreciation Rights
"Lock-up Period"	the period from the Grant Date of the Share Appreciation Rights until the Effective Date, during which no Share Appreciation Rights shall be exercised
"Restriction Schedule"	an arrangement allowing Share Appreciation Rights granted in one batch to be effective by batches in different times or to be effective in one batch in the same time

"Window Period"	the period during which a Grantee shall be allowed to exercise valid Share Appreciation Rights
"Exercise Price"	the price fixed in accordance with Clause 8 of the Scheme
"Fair Market Price"	the fair market price of the Tradable H Share on a particular Trading Day is referred to the closing price of H Share on the Stock Exchange on such day, unless otherwise determined by the Scheme
"Trading Day"	the date the Stock Exchange is open for trading marketable securities
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Termination of employment"	the termination of the employment relationship between Employees and the Company. Any other transferred personnel should not be treated as a transfer, and should be treated as a leave
"Incapability"	the permanent and total disability to work
"Retirement"	retirement, including normal retirement and early retirement
"Transfer"	a transfer from existing position beyond the control of an Employee which must be complied with unconditionally
"Misconduct"	any acts considered and proven by the Company that materially and adversely affect the Company's interests; or purposely disclose confidential information of the Company to its competitors or to the public; or interrupt or destroy the Company's relationship with its major suppliers or customers for personal interests or damaging the interests of the Company; or other conducts which seriously damage the interests of the Company
"Material Fault"	any criminal offence convicted; acts violating the applicable state or local laws and regulations or causing material losses to the Company

2. PURPOSE OF THE SCHEME

The purpose of the Scheme is to establish a long-term incentive mechanism closely linked to the operating performance and long-term strategies of the Company, so as to optimize the overall remuneration structure and create a competitive advantage in human resources which will contribute to the long-term and sustainable growth of the operating results of the Company. The Company expects to:

i establish a long-term incentive mechanism that links the remuneration of the senior management and key personnel of the Company with the operating results of the Company so as to ensure recipients of incentives are acting in line with the strategic objectives of the Company and to contribute to the accomplishment of the Company's long-term strategic objectives;

ii link closely the interests of the shareholders with those of the senior management of the Company through share incentives with an aim to maximise shareholders' value; and

iii ensure competitiveness of the remuneration package offered by the Company in the domestic human resources market, so as to attract, retain and motivate the key personnel required for the accomplishment of the strategic objectives of the Company.

3. DETERMINATION OF INCENTIVE RECIPIENTS

The scope of the Incentive Recipients under the Initial Grant includes 119 senior management, managerial personnel and key personnel of the Company who are important to the Company's development:

i. senior management, including the Chairman, the Directors (excluding independent non-executive Directors), the President, Executive Vice President, Chief Pilot, Chief Information Officer, Chief Economist, Chief Legal Adviser, Secretary to the Board and other senior management who perform the same level with the above-mentioned duties (a total of 19 people);

ii. the managerial personnel and key personnel of the Company who are important to the development of the Company, including: Assistants to President, Deputy Chief Pilot, Heads of 1st type branches, Heads of 2nd type branches, subsidiaries and Shanghai base, Heads of divisions stationed in Baiyun Airport, Heads of management departments in headquarters, Heads of marketing committee, Deputy heads of marketing committee, Heads of principal departments in marketing committee, Heads of principal Sales Office, Heads of principal offices (a total of 100 people).

4 RESTRICTIONS ON GRANT OF SHARE APPRECIATION RIGHTS TO SPECIFIED PERSONS

i. According to the Scheme, the grant of Share Appreciation Rights to any Director, chief executives or any of their respective associates (as defined in the Listing Rules) shall be subject to the approval of the independent non-executive Directors of the Company.

ii. On the Date of Grant, any person who holds more than 5% of the Shares carrying voting rights in the Company shall not participate in the Scheme unless approved by the shareholders' general meeting.

iii. Where a person in charge of the parent company (being the controlling company) of the Company holds office in the Company, such person is entitled to participate in the Scheme on the condition that he/she may participate in the Share Appreciation Rights scheme of only one listed company.

iv. The scope of the incentive recipients shall be conclusively determined by and construed according to the interpretations of the Board.

v. The Supervisors and independent non-executive Directors of the Listed Company, shall not participate in the Scheme.

5 TOTAL NUMBER OF SHARE APPRECIATION RIGHTS TO BE GRANTED UNDER THE INITIAL GRANT

The total number of Share Appreciation Rights to be granted is 24,800,000 H Shares, representing approximately 0.89% of the total issued H Shares as at the end of 2010 and approximately 0.25% of the total issued share capital of the Company as at the end of 2010.

6. DISTRIBUTION OF THE SHARE APPRECIATION RIGHTS GRANTED UNDER THE INITIAL GRANT

i 6,649,000 Shares shall be granted to senior management, representing approximately 26.17% of the total Shares granted under the Initial Grant, the details of the distribution are as follows:

Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to the total issued H Shares capital	The proportion of shares granted to total issued shares capital	The proportion of shares granted to total shares granted under the Initial Grant
Si Xian Min	Chairman of the Board	38	0.0136%	0.0039%	1.532%
Tan Wan Geng	Director, President	38	0.0136%	0.0039%	1.532%
Wang Quan Hua	Director	36	0.0129%	0.0037%	1.452%
Yuan Xin An	Candidate for Director	36	0.0129%	0.0037%	1.452%
Zhang Zi Fang	Director	36	0.0129%	0.0037%	1.452%
Xu Jie Bo	Director, Executive Vice President, Chief Financial Officer	34	0.0122%	0.0035%	1.371%
Chen Zhen You	Director	34	0.0122%	0.0035%	1.371%
Ren Ji Dong	Executive Vice President	34	0.0122%	0.0035%	1.371%
He Zong Kai	Executive Vice President	34	0.0122%	0.0035%	1.371%
Liu Qian	Executive Vice President	34	0.0122%	0.0035%	1.371%
Dong Su Guang	Executive Vice President	34	0.0122%	0.0035%	1.371%

Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to the total issued H Shares capital	The proportion of shares granted to total issued shares capital	The proportion of shares granted to total shares granted under the Initial Grant
Chen Gang	Executive Vice President	34	0.0122%	0.0035%	1.371%
Che Shang Lun	The president of Xiamen Airlines Company Limited	34	0.0122%	0.0035%	1.371%
Cheng Yong	The president of China Southern Airlines Beijing Branch	34	0.0122%	0.0035%	1.371%
Zhang Zheng Rong	Chief Pilot	32	0.0114%	0.0033%	1.290%
Hu Chen Jie	Chief Information Officer	32	0.0114%	0.0033%	1.290%
Su Liang	Chief Economist	32	0.0114%	0.0033%	1.290%
Chen Wei Hua	Chief Legal Adviser	32	0.0114%	0.0033%	1.290%
Xie Bing	Secretary to the Board	31	0.0111%	0.0032%	1.250%
Total	19	649	0.2322%	0.0661%	26.17%

Note: According to the recommendation from the controlling shareholder of the Company and the resolution passed by the Board, Mr. Yuan Xin An has become a director candidate of the Company and the relevant resolution has been submitted to shareholders for approval in the general meeting. Mr. Yuan Xin An shall become a non-executive Director of the Sixth Session of the Board after the shareholders' approval is obtained.

ii 18,310,000 Shares have been granted to other Incentive Recipients who are not senior management, representing approximately 73.83% of the total Shares granted under the Initial Grant, the details of the distribution are as follows:

Personnel hierarchy	Number of personnel	Average number of shares granted per person (Ten thousands shares)	Total number of shares granted in each hierarchy level (Ten thousands shares)	Proportion of total amount of shares granted in each hierarchy level to total issued H Shares	Proportion of total amount of shares granted in each hierarchy level to total amount of shares in issue of the Company	Proportion of total amount of shares granted in each hierarchy level to total amount of share appreciation rights granted during the period
Assistants to President and Deputy Chief Pilot	3	26	78	0.03%	0.01%	3.15%
Heads of 1st type branches	7	26	182	0.07%	0.02%	7.34%
Heads of 2nd type branches, subsidiaries and Shanghai Base	28	19	532	0.19%	0.05%	21.45%
Heads of divisions stationed in Baiyun Airport	19	19	361	0.13%	0.04%	14.56%
Heads of marketing committee	2	19	38	0.01%	0.00%	1.53%
Heads of management departments in headquarters	21	17	357	0.13%	0.04%	14.40%
Deputy heads of marketing committee	6	15	90	0.03%	0.01%	3.63%
Heads of principal departments in marketing committee	9	14	126	0.05%	0.01%	5.08%
Heads of principal Sales Office	2	14	28	0.01%	0.00%	1.13%
Heads of principal offices	3	13	39	0.01%	0.00%	1.57%
Total	100	–	1,831	0.66%	0.19%	73.83%

7. GRANT OF SHARE APPRECIATION RIGHTS

i In accordance with the relevant regulations and the Scheme to be adopted by the Company, the Exercise Price of the Share Appreciation Rights shall be the highest of the following:

(a) The closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange on the Date of Grant;

(b) The average closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange for five consecutive trading days prior to the date of grant; or

(c) The par value of the H Shares.

ii The Initial Grant of the Share Appreciation Rights is subject to the fulfillment of the following conditions:

(a) None of the following has occurred to the Company:

(1) the auditors of the Company having provided an adverse opinion or a disclaimer of opinion in the Company's financial and accounting report for the latest three financial years;

(2) the imposition of administrative penalties by securities regulatory authorities due to material non-compliance of laws and regulations during the last three years;

(3) any other circumstance which, in the opinion of the securities regulatory authorities, would render the implementation of the Scheme impossible.

(b) The operating results of the Company for the year of 2010 have met the following three conditions:

(1) the growth rate of the EBITDAR according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be not lower than 25% and shall not be lower than the 50th percentile of the peer benchmark companies;

(2) the EOE (EBITDAR/Equity) according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than 80% and shall not be lower than the 50th percentile of the peer benchmark companies, Equity does not include the minority interests;

(3) the ratio of airline traffic revenue to total revenue of the Company according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than 96%.

(c) None of the following has occurred to the respective Incentive Recipients:

(1) public censure or declaration as an improper candidate by a stock exchange during the last three years;

(2) imposition of administrative penalties by the securities regulatory authorities due to material non-compliance of laws and regulations during the last three years;

(3) circumstances under which the Incentive Recipient is prohibited from acting as a director, and a senior management of the Company as stipulated in the Company Law of the PRC;

(4) the result of the performance appraisal of the Incentive Recipient in the financial year preceding the Initial Grant has not reached the "pass" grade or above.

iii The Board shall not grant Share Appreciation Rights to employees after a price-sensitive event has occurred or if a price-sensitive matter may arise as an outcome of a resolution, until such time that the price-sensitive information has been announced or disclosed pursuant to the disclosure requirements of the Listing Rules. No grant or exercise of Share Appreciation Rights shall be made within one month immediately preceding the earlier of:

(a) the date of a Board meeting for the approval of the annual results, half-year results, quarterly results or other interim results; and

(b) the deadline by which the Company is required by the Listing Rules to publish its annual results, half-year results, quarterly results or other interim results.

Such time limit shall end on the actual announcement date. The time limit on the grant and exercise of Share Appreciation Rights shall include the period for which the publication of results is postponed.

8. THE SHARE APPRECIATION RIGHTS BECOMING EFFECTIVE

i The H Share Appreciation Rights granted under the Scheme shall be valid for six (6) years from the Date of Grant.

ii Upon the satisfaction of the relevant financial performances, the H Shares Appreciation Rights granted under the Initial Grant shall become exercisable in batch according to the following effective arrangement:

Effective Batch	**Effective Arrangement**	**Ratio of the number of Shares exercisable to the total number of Shares being granted**
First Batch	By the end of the second anniversary (24 months) from the Date of Grant	1/3
Second Batch	By the end of the third anniversary (36 months) from the Date of Grant	1/3
Third Batch	By the end of the third anniversary (48 months) from the Date of Grant	1/3

iii Upon the H Shares Share Appreciation Rights being granted to the Incentive Recipient becoming effective, the following conditions shall also be satisfied:

(a) None of the following has occurred to the Company:

(1) the auditors of the Company having provided an adverse opinion or a disclaimer of opinion in the Company's financial and accounting report for the latest financial year;

(2) the imposition of administrative penalties by securities regulatory authorities due to material non-compliance of laws and regulations during the last one year;

(3) any other circumstances which, in the opinion of the securities regulatory authorities, would render the implementation of the Scheme impossible.

(b) The financial results of the Company shall meet all the following three conditions:

(1) the growth rate of EBITDAR for the financial year preceding the effective year according to the financial statements prepared in accordance with the International Financial Reporting Standards shall not be not lower than the targeted rate stated in the following table; and shall not be lower than the 75th percentile of the peer benchmark companies;

Effective performance indicator	First effective batch	Second effective batch	Third effective batch
The growth rate of EBITDAR	The growth rate of EBITDAR for the previous financial year before the effective year is not lower than 25%	The growth rate of EBITDAR for the previous financial year before the effective year is not lower than 25%	The growth rate of EBITDAR for the previous financial year before the effective year is not lower than 25%

(2) the EOE (EBITDAR/Equity) for the financial year preceding the effective year according to the financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than the targeted rate stated in the following table; and not lower than the 75th percentile of the peer benchmark companies, and Equity does not include the minority interests;

Effective performance indicator	First effective batch	Second effective batch	Third effective batch
EOE	The actual performance rate for the financial year before the effective year is not lower than 80%	The actual performance rate for the financial year before the effective year is not lower than 85%	The actual performance rate for the financial year before the effective year is no lower than 90%

(3) the ratio of airline traffic revenue to total revenue according to the financial statements prepared in accordance with the International Financial Reporting Standards for the financial year preceding the effective year shall not be lower than the targeted rate as stated in the following table.

Effective performance indicator	**First effective batch**	**Second effective batch**	**Third effective batch**
The ratio of airline traffic revenue accounts to the total revenue	The actual performance rate for the financial year before the effective year is not lower than 96%	The actual performance rate for the financial year before the effective year is not lower than 96%	The actual performance rate for the financial year before the effective year is not lower than 96%

(c) None of the following has occurred to the respective Incentive Recipients:

(1) public censure or declaration as an improper candidate by Stock Exchange during the last three years;

(2) imposition of administrative penalties by the securities regulatory authorities due to material non-compliance of laws and regulations during the last three years;

(3) circumstances under which the Incentive Recipient is prohibited from acting as a director, and a senior management of the Company as stipulated in the Company Law of the PRC.

(d) If the result of the performance appraisal of the Incentive Recipient in the preceding financial year has reached the "pass" grade or above, then that batch of grants which shall become effective in that year shall become effective according to the financial results of the Company and the relevant timetable for the effectiveness of the grant; if the result of the performance appraisal of the Incentive Recipient for the preceding financial has not reached the "pass" grade, that batch of grants which shall become effective in that year, shall then be deemed as void.

9. EXERCISE OF THE SHARE APPRECIATION RIGHTS

i Under the Scheme, the Share Appreciation Rights may be exercised on any date which does not fall within any trading-sensitive period (or other Lock-up Period (if applicable)) as stipulated by the Stock Exchange within the Effective Period of the Share Appreciation Rights. Meanwhile, the timing for exercise must also comply with the relevant requirements of the Company.

ii Upon the satisfaction of the exercise conditions for the Share Appreciation Rights, the Company shall consolidate the Exercise by the Incentive Recipients on a valid Exercise Date (or within the Window Period) according to the following procedures for the confirmation of Exercise.

iii Upon the satisfaction of the exercise conditions for the Share Appreciation Rights, the Incentive Recipient is entitled to exercise on a valid Exercise Date (or within the Window Period). The Company will confirm the exercise according to the following procedures:

(a) the Board shall determine the Exercise Date (or the Window Period) and the amount of rights that can be exercised by the Incentive Recipient. The Exercise Date must be a Trading Day of the Stock Exchange;

(b) The number of Share Appreciation Rights being requested for exercise by the Grantee must be less than or equal to the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights. If the number of rights being requested for exercise exceeds the number of effective Share Appreciation Rights specified on the certificate of Share Appreciation Rights, the department responsible for management of the Share Appreciation Rights of the Company or a third party administrative agency of Share Appreciation Rights entrusted by the Company is entitled to adjust the number of Share Appreciation Rights being requested for exercise to the number of effective Share Appreciation Rights specified on his/her certificate;

(c) If the closing price of H Shares on the intended Exercise Date is higher than the exercise price of the Share Appreciation Rights, the fair market value at the time of exercise shall be the closing price of that trading day. Upon completion of exercise, the Company shall promptly issue a confirmation of exercise to the Grantee within one (1) week thereafter, and shall pay the actual gains (after tax) to the exerciser within two (2) weeks.

iv Actual Gains of the Share Appreciation Rights

Actual gains on the exercise of Share Appreciation Rights = (Fair Market Price of H Shares on the date of exercise – exercise price) x number of Share Appreciation Rights exercised – individual income tax payable.

v If an Incentive Recipient is also a member of senior management of the Company, the cash payments to this Incentive Recipient shall be deposit into a dedicated account established by the Company for this Incentive Recipient and at least 20% of the cash gained from the exercise of the Shares Appreciation Rights shall not be withdrawn until such Incentive Recipient successfully passes the performance appraisal after the expiration of his/her term of office/duty.

vi During the valid exercise period, the maximum ratio of the gain from the Shares Appreciation Right to the annual remuneration (the gain from the Shares Appreciation Right inclusive) of an Incentive Recipient shall not exceed 40%.

vii Any Share Appreciation Rights which have not been exercised during the valid exercise period, due to reasons such as the Incentive Recipient might receive an actual gain from the Shares Appreciation Right exceeding the capped level, or has failed the performance appraisal, etc, those unexercised Share Appreciation Rights shall no longer be exercisable and those actual gain exceeding the capped level shall return to the Company.

10. TREATMENT UNDER SPECIAL CIRCUMSTANCE

i When any one of the following situations occurs, the Share Appreciation Rights already becoming effective shall be exercised by the Incentive Recipients within 6 months. The outstanding Share Appreciation Rights after the expiry of the aforesaid period shall lapse and the Share Appreciation Rights not yet becoming effective shall lapse forthwith:

(a) The Grantee determines his or her employment relationship with the Company as he/she retires and will not be employed by competitors after his or her Retirement;

(b) The Grantee determines his or her employment relationship with the Company due to Transfer. Transfer means his or her supervisory department of the Company issues a transfer order and the personnel should be unconditionally subject to this Transfer and shall be transferred from the Company or a subsidiary;

(c) The Grantee determines his or her employment relationship with the Company due to Company reasons (including redundancy, changes in business, etc.) and does not commit any Material Fault or Misconduct;

(d) The Grantee becomes incapacitated and determines his or her employment with the Company;

(e) Death of the Grantee (the Share Appreciation Rights to be exercised by his or her legal successors as stipulated in laws).

ii All the outstanding Share Appreciation Rights shall lapse forthwith when any one of the following occurs:

(a) The Grantee is employed by a competitor of the Company after determining the employment relationship with the Company due to Retirement;

(b) The Grantee voluntarily resigns from office during the valid term of his or her employment contract entered into with the Company;

(c) The employment contract of the Grantee is not renewed after expiration;

(d) The Grantee is no longer within the scope of Incentive Recipients prescribed under the Scheme due to incompetence in performing his or her duties or failure to reach the pass grade in performance appraisal, fault or Misconduct;

(e) The Grantee becomes an independent Director, Supervisor of the Company or other persons prescribed by the securities regulatory authorities who are ineligible for the Scheme;

(f) The Grantee is dismissed by the Company due to Material Fault or non-compliance.

iii Change in control of the Company

"Change in control" refers to the occurrence of any one of the following:

(a) A change in the largest shareholder of the Company as registered with China Securities Depository and Clearing Corporation Limited;

(b) The replacement of half or above of the members of the Board approved by way of voting at the general meeting prior to the expiry of their terms of office.

If a change in control occurs, all the Share Appreciation Rights already granted but outstanding cannot be exercised acceleratively, which instead, shall be conducted in accordance with the pre-set effective arrangement.

11. ADJUSTMENT TO THE SHARE APPRECIATION RIGHTS

(1) Method of Adjusting the Number of Share Appreciation Rights

In case of any capitalisation issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the exercise of the Share Appreciation Rights, an adjustment to the number of the Share Appreciation Rights shall be made accordingly as follows:

i. Capitalisation issue, bonus issue and sub-division of Shares

$Q = Q_0 \times (1+n)$

Where: "Q_0" represents the number of Share Appreciation Rights granted before the adjustment; "n" represents the ratio of increase per share resulting from the capitalisation issue, bonus issue and sub-division of Shares (i.e. the number of increased shares per Share upon capitalisation issue, bonus issue or subdivision of Shares); "Q" represents the adjusted number of Share Appreciation Rights.

ii. Consolidation of Shares

$Q = Q_0 \times n$

Where: "Q_0" represents the number of Share Appreciation Rights before the adjustment; "n" represents the ratio of consolidation of Shares (i.e. one Share shall be consolidated into n share); "Q" represents the adjusted number of Share Appreciation Rights.

iii. Placing

$Q = Q_0 \times (1+n)$

Where: "Q_0" represents the number of Share Appreciation Rights before the adjustment; "n" represents the basis of the placing (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); "Q" represents the adjusted number of Share Appreciation Rights.

(2) Methods of Adjusting the Exercise Price of Share Appreciation Rights

In case of any declaration of dividend, capitalisation issue, bonus issue, sub-division, placing or consolidation of Shares of the Company before the exercise of Share Appreciation Rights, an adjustment to the Exercise Price shall be made accordingly as follows:

i. Capitalisation issue, bonus issue and sub-division of Shares

$P = P_0/(1+n)$

Where: "P_0" represents the exercise price before the adjustment; "n" represents the ratio of increase per share resulting from the capitalisation issue, bonus issue and sub-division of Shares (i.e. the number of increased shares per Share upon capitalisation issue, bonus issue or subdivision of Shares); "P" represents the adjusted exercise price.

ii. Consolidation of Shares

$P = P_0/n$

Where: "P_0" represents the exercise price before the adjustment; "n" represents the ratio of consolidation of Shares; "P" represents the adjusted exercise price.

iii. Distribution of Dividend

$P = P_0 - V$

Where: "P_0" represents the exercise price before the adjustment; "V" represents the amount of dividend declared per share ; "P" represents the adjusted exercise price.

iv. Placing

$P = (P_0+P_1 \times n)/(1+n)$

Where: "P_0" represents the exercise price before the adjustment; "P_1" represents the price for placing; "n" represents the ratio of placing of Shares (i.e. the number of issued Shares under the placing in proportion to the total share capital of the Company before the placing); "P" represents the adjusted exercise price.

12. TRANSFER OF SHARE APPRECIATION RIGHTS

The Share Appreciation Rights shall belong to the Grantee and shall not be transferred. The Grantee shall not sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Share Appreciation Rights or enter into any agreement to do any of the foregoing, and shall not create or hamper any interest of a third party directly or indirectly related to the Share Appreciation Rights. If a Grantee is in violation of the aforesaid provisions, the Share Appreciation Rights being transferred shall become void automatically. The Company is also entitled to forfeit any remaining Share Appreciation Rights held by such Grantee (to the extent of outstanding).

13. MODIFICATION AND TERMINATION OF THE SCHEME

i Modification of the Scheme

With respect to the Grantees who have accepted Share Appreciation Rights under the Scheme, in case of modification or suspension of the Scheme, no changes or impairment may be made or caused to the rights and obligations previously attached to such Grantees without their prior consent. Subject to the foregoing conditions, the Board can make modifications to the Scheme as they deemed necessary in the following manner:

(a) Make adjustments to Share Appreciation Rights to conform to new requirements due to any change in applicable laws and policies or the introduction of a new implementation scheme;

(b) If the time is favourable for implementing other equity incentive plans, to decide whether and to what extent other equity incentives under new plans be granted to participants of the Scheme and how to convert from equity incentives granted under the Scheme to the same under new plans;

(c) However, the adoption of the following modifications shall be void and null without the approval from the shareholders representing more than two-thirds of the voting rights. Such modifications include:

(1) Transfer of Share Appreciation Rights;

(2) Restrictions on the scope of grant of Share Appreciation Rights;

(3) Restrictions on the number of Share Appreciation Rights to be granted;

(4) Restrictions on the exercise of Share Appreciation Rights;

(5) Rights of holders of Share Appreciation Rights on winding-up;

(6) Adjustment to the exercise price of Share Appreciation Rights;

(7) Exercise period of Share Appreciation Rights (or any specific period) or the term of the Share Appreciation Rights Scheme;

(8) Any terms substantially favourable to the Grantee.

If relevant laws, regulations, agreements or the Stock Exchange require that approval must be obtained from the Shareholders' General Meeting and/or the Stock Exchange before making certain modifications to the Scheme, the Board shall obtain such approval.

ii Termination of the Scheme

The Scheme will automatically terminate upon expiry of the Effective Period. The Board has the right to decide an early termination of the Scheme. In the event the Board decides to terminate the Scheme before its expiry, the Company shall cease to grant any Share Appreciation Rights pursuant to the Scheme. Unless otherwise stated, the Share Appreciation Rights granted prior to the termination of the Scheme shall remain valid and continue to be exercisable pursuant to the provisions thereof.

The Scheme was originally drafted in Chinese and the English translation of the Scheme is for your reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 30 November 2011 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 14 October 2011 (the "**Circular**"):

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. to consider and approve the "H Share Appreciation Rights Scheme of China Southern Airlines Company Limited";

2. to consider and approve the "Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited";

3. to consider and approve the "Grant of Authority to the Board of Directors to Deal with the Relevant Matters of H Share Appreciation Rights Scheme";

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

4. to consider and approve the election of directors for the sixth session of the board of directors of the Company:

4.1. to consider and approve the appointment of Mr. Yuan Xin An as the non-executive director of the Company

4.2. to consider and approve the appointment of Mr. Liu Chang Le as the independent non-executive director of the Company

5. to consider and approve the amendment to the "Administrative Measures on Directors' Remuneration of China Southern Airlines Company Limited".

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

14 October 2011

As at the date of this notice the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 28 October 2011 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Thursday, 10 November 2011, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

   b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 28 October 2011.

   d. The register of H Shares will be closed from 29 October 2011 to 30 November 2011 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

   a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

   b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

   c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Cumulative voting

The directors will be elected through cumulative voting at the EGM, the number of total votes that a shareholder can exercise is decided by the following factors: (i) the number of shares held by such shareholder, and (ii) the number of directors to be elected. A shareholder can give all his or her votes to one candidate or divide his or her votes among several candidates. Directors are elected at the EGM based on the total number of votes he or she receives.

5. Miscellaneous

a. The EGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.